EXHIBIT 99.1

Abivax to Present Three Abstracts for Obefazimod in Ulcerative Colitis at the UEG Week 2024

  Professor Bruce E. Sands, MD to present oral presentation of Phase 2b, open-label, maintenance efficacy and safety data at weeks 48 and 96 among week 8 induction non-responders in obefazimod-treated patients with moderately to severely active ulcerative colitis (UC)

  Two moderated poster presentations highlighting corticosteroid-free efficacy and safety data of obefazimod at weeks 48 and 96 of an open-label maintenance trial, as well as the impact of obefazimod induction therapy on combined histologic and endoscopic outcomes at week 8 in patients with UC

PARIS, France, September 26, 2024 – 08:30 a.m. CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX; NASDAQ: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, today announced that three scientific abstracts on its lead drug candidate, obefazimod, will be presented during the United European Gastroenterology (UEG) Week meeting, Oct. 12-15, 2024, in Vienna, Austria.

“We look forward to returning to UEGW to share new analysis of our Phase 2b trial data on obefazimod in patients with moderately to severely active ulcerative colitis,” said Abivax Chief Medical Officer Fabio Cataldi, MD. “With this presentation, we have observed additional evidence that obefazimod has the potential to advance the treatment paradigm, designed to be a once-daily oral therapy, for people living with ulcerative colitis.”

For more information on the Abivax clinical program and company updates, please see the conference program at the UEG website.

Obefazimod data to be presented:

Presentation Title	Session	Presenter	Abstract/Poster Number	Date/Time of Presentation
Oral Presentation
Efficacy and safety of obefazimod in UC patients at week 48 of an open-label maintenance study among clinical non-responders at week 8 of the Phase 2b induction trial	IBD New horizons in medical treatment - Part 2	Prof. Bruce E. Sands, M.D., M.S. Dr. Burrill B. Crohn Professor of Medicine and Chief, Dr. Henry D. Janowitz Division of Gastroenterology, Icahn School of Medicine at Mount Sinai, NY		Tuesday, Oct. 15, 2024, from 11:30 AM to 12:30 PM CEST
Moderated Poster Presentations
Corticosteroid-free efficacy and safety of UC patients receiving once-daily obefazimod in an open label 96-week maintenance study among patients who were receiving concomitant corticosteroids at induction baseline	Small molecules in the treatment of IBD	Prof. Séverine Vermeire, MD, PhD.
Head of the IBD Center at the University Hospitals Leuven, Belgium, and principal investigator in Europe for the study programs conducted and ongoing with obefazimod in UC
Tuesday, Oct. 15, 2024, from 14:30 PM to 15:30 PM CEST
Impact of obefazimod induction therapy on histologic and combined histologic and endoscopic outcomes in patients with moderately to severely active ulcerative colitis: week 8 results from the Phase 2b induction
trial	Small molecules in the treatment of IBD	Prof. Britta Siegmund, MD, PhD Medical Director, Division of Gastroenterology, Infectiology and Rheumatology, Universitätsmedizin Berlin		Tuesday, Oct. 15, 2024, from 14:30 PM to 15:30 PM CEST

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About Obefazimod

Obefazimod, Abivax’s lead investigational drug candidate, is an orally administered small molecule that was demonstrated to potentially enhance the expression of a single microRNA, miR-124. Phase 2 clinical trials in patients with UC have generated positive data, resulting in the initiation of a pivotal global Phase 3 clinical trial program (ABTECT Program), with first patients enrolled in the United States in October 2022. Initiation of a Phase 2b clinical trial in Crohn’s disease is expected in Q3 2024, and exploration of potential combination therapy opportunities in UC is ongoing.

About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and X, formerly Twitter, @ABIVAX.

Contact:
Patrick Malloy
SVP, Investor Relations Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “expect,” “forward”,” will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying the therapeutic potential of Abivax's drug candidates, as well as the timing of initiation of a Phase 2b clinical trial of obefazimod in Crohn’s disease. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2024 under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) which is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.